Dear Unitholders:

In recent months Provident Energy Ltd. ("Provident") has become aware of the fact that the percentage of trust units (the "Trust Units") of Provident Energy Trust (the "Trust") that are held by non-residents has increased significantly .

The trust indenture governing the Trust (the "Trust Indenture") currently contains a residency requirement which provides that persons who are not residents of Canada may not hold more than one half of the outstanding Trust Units. This residency requirement was contained in the Trust Indenture as one measure for ensuring that the Trust qualifies as a "mutual fund trust" under a provision of Canadian tax legislation which generally requires that a "mutual fund trust" cannot be established or maintained primarily for the benefit of non-residents of Canada. The retention of "mutual fund trust" status is of critical importance  to all unitholders.

In accordance with the Trust Indenture, in the event that more than half of the Trust Units outstanding are held by persons who are not resident Canadians, certain measures will be required to be taken, within a reasonable period of time, in order to reduce and maintain the level of non-resident ownership below 50 percent. These measures included requiring residency dec la ration on all trades, restricting  transfer of Trust Units to non-residents , and requiring  certain holders of Trust Units who are not resident Canadians (chosen on the basis of the inverse order to the order of acquisition or registration of such Trust Units or such other manner as is considered to be equitable and practical) to sell all or a portion of their Trust Units within a specified period .

When Provident became aware that its non-resident ownership was approaching 49 percent we issued a press release on June 16, 2003 advising our unitholders of the requirements under the Trust Indenture and that we were monitoring ownership levels and may be required to act in accordance with the Trust Indenture. Provident was also aware that the Income Tax Act (Canada) contained provisions upon which the Trust could rely in order to maintain its “m utual f und t rust” status and that, regardless of non-resident ownership levels and so long as the Trust 's historical and current asset composition met certain requirements, the T rust would continue to qualify as a “mutual fund t rust”. In this regard, the

 Trust has received a tax opinion from Macleod Dixon LLP, counsel to the Trust that, based upon its present and historic asset composition, the Trust continues to qualify as a "mutual fund trust" under Canadian tax legislation even though more than one half of its Trust Units may be held by persons who are not resident Canadians.

Under current Canadian Income Tax legislation , Provident is a qualified Mutual Fund Trust even though its non-resident ownership has now exceeded 50 percent. As a result, Provident is proposing that the Trust Indenture be amended to provide that residency restriction provisions need not be enforced while the Trust continues to qualify as a "mutual fund trust". However, in order to provide the Trust with the maximum flexibility to both execute its business plan and preserve "mutual fund status", the proposed amendments provide the Board of Directors of Provident with the discretion to enforce residency restrictions and take such other actions as are deemed appropriate.

Yours truly,

Provident Energy Ltd.

(Signed) GRANT D. BILLING

Chairman of the Board